March 2, 2026

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E. Washington, D.C. 20549
Attention: Beverly Singleton
                   Andrew Blume

Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2024 Form 10-Q for the Quarterly Period Ended September 30, 2025 Response Dated February 17, 2026 File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated March 2, 2026, with respect to the above referenced filings. Set forth below in bold is the Staff’s comment, followed by the Company’s response.

1.            We have considered your response to prior comment 1. Given the quantitative significance and pervasiveness of the errors in the financial statements and that full consolidation of the Production Assets you control represents a significant change from how you previously consolidated only your proportional interest in the Production Assets, among other factors, we disagree with your conclusion that the error was immaterial. Accordingly, we continue to believe that your previously issued consolidated financial statements are materially misstated and, therefore, should be restated.

We acknowledge the Staff’s comment and agree with the alternative approach of full consolidation of certain assets and related liabilities of the Company’s Jamalco joint venture (the “Production Assets”). The Company intends to apply that approach with respect to its audited financial statements at and for the year ended December 31, 2025 to be included in its Form 10-K for the year ended December 31, 2025 (the “2025 Form 10-K”).

Consistent with the Staff’s position regarding the materiality of the change in accounting for the Production Assets, the Company will restate its audited consolidated financial statements and related disclosures for the fiscal years ended December 31, 2023 and 2024, as well as its unaudited consolidated financial statements for the three month periods ended March 31, 2024, June 30, 2024, September 30, 2024, March 31, 2025, June 30, 2025 and September 30, 2025 to correct for the consolidation of the Production Assets (collectively, the “Restatement”). The Restatement will be reflected in the Company's 2025 10-K, to be filed substantially concurrently with this response letter. In the 2025 10-K, the Company will include several notes to its consolidated financial statements disclosing details of the Restatement in accordance with ASC 250. In addition, the Company will label all financial statement columns containing restated amounts for the applicable periods as “Restated”.

March 2, 2026

The Company's management has also concluded that the Company's disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2025. The material weakness and related matters will also be disclosed in the 2025 10-K.

The Company would like to sincerely thank the Staff for the time and effort involved in completing this process. Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312 696-3122.

Sincerely,

/s/ Peter A. Trpkovski
Peter A. Trpkovski
Chief Financial Officer